SUNBURST ACQUISITIONS IV, INC.
                       4807 S. Zang Way
                   Morrison, Colorado 80465


                     Information Statement
                   Pursuant To Section 14(f)
            of the Securities Exchange Act of 1934
                   and Rule 14f-1 Thereunder

                            *******

                         INTRODUCTION

      This Information Statement is being mailed on or before August
4, 1999, to holders of record on August 2, 1999, of shares of Common Stock ("Common Stock") of Sunburst Acquisitions IV, Inc., a Colorado corporation (the "Company") in connection with an anticipated change in all members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

      The Company was formed as a "blind pool" or "blank check" company, whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

      This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company as a result of completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

      On or about July 9, 1999, the Company entered into a Stock Purchase and Merger Agreement (the "Agreement") with Prologic Management Systems, Inc., an Arizona corporation ("Prologic"). Under the terms of the Agreement, the Company subscribed for the purchase of shares in Prologic. The subscription is to be completed in two separate tranches, and following completion of the second tranche the Company will own approximately 52.85% of the outstanding stock of Prologic. The Agreement also contemplates that following completion of the second tranche, Prologic will be merged into the Company or into a newly created wholly-owned subsidiary of the Company.

      In conjunction with execution of the Agreement, the Company and certain of its shareholders agreed to complete a four step reorganization which includes (i) the sale by five current shareholders of the Company of a total of 385,000 shares of common stock; (ii) the voluntary surrender for cancellation of a total of 436,000 shares of common stock, reducing the number of issued and outstanding shares from 2,435,000 to 1,999,000; (iii) completion of a 20:1 forward split increasing the number of issued and outstanding shares to 39,980,000;
and (iv) the voluntary surrender for cancellation of a total of 31,680,000 shares, reducing the number of issued and outstanding shares (following completion of the forward split described above) to 8,300,000.

      The first two steps of the reorganization plan of the Company, as described above, have been completed. Completion of the two remaining steps of the reorganization will result in a change in control of the Company. Following completion of all of the steps in the reorganization process, the initial shareholders of the Company will own, in the aggregate, a total of 600,000 shares, or approximately 7.2% of the issued and outstanding stock. In addition, upon completion of the reorganization, the current officers and directors of the Company will resign and new officers and directors will be appointed.

      It is the intention of the Company's officers and directors to complete all stages of the Company's reorganization as soon as reasonably possible, but in any event no later than August 20, 1999.
One condition precedent to completion of the reorganization is compliance with Rule 14f-1 of the Securities and Exchange Commission which requires the Company to provide prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors.

                          MANAGEMENT

      The directors and executive officers currently serving the Company are as follows:

Name                         Age             Positions Held and Tenure

Michael R. Quinn              75             President, and a
                                             Director since
                                             August, 1997.

Jay Lutsky                    56             Secretary/Treasurer,
                                             and a Director since
                                             August, 1997.

      The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

             The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month.

Biographical Information

MICHAEL R. QUINN

      Mr. Quinn has served as President and Director of the Company since its inception. He has been involved with several development stage companies. He consults with companies contemplating trading publicly and his services consist of corporate structuring, management, accounting, productions, sales, etc. Mr. Quinn earned the degrees of Metallurgical Engineer and Engineer of Mines at the Colorado School of Mines in 1946. He did graduate work and was employed as a research assistant at MIT.

      Over the last six years, Mr. Quinn has served as a consultant to equity holders involved in a bankruptcy case, as a consultant and lead plaintiff in three lawsuits, all of which have resulted in favorable decisions for the plaintiff.

      He served as President, Treasurer and Director of O.T.C. Capital Corporation ("OTC"). OTC acquired Capital 2000 and is currently actively trading. He was a founder of American Leverage, Inc., and was its Secretary/Treasurer and a Director until American Leverage, Inc. acquired Data National Corporation ("Data"). Data is active, profitable and in a growth mode. Until November, 1997, Mr. Quinn was an officer and served on the board of directors of Gatwick, Ltd., a Regulation A public company. In November, 1997, Gatwick, Ltd., changed its name to AIM Smart Corporation and completed a share acquisition transaction with Smart AIM Corporation, a Michigan corporation. Mr. Quinn also currently serves on the board of Sunburst Acquisitions III, Inc., Sunburst Acquisitions V, Inc., Sunburst Acquisitions VI, Inc., Sunburst Acquisitions VII, Inc. and Sunburst Acquisitions VIII, Inc., all of which are blind pool or blank check companies he has formed in conjunction with Mr. Lutsky.

JAY LUTSKY

      Mr. Lutsky has served as Secretary/Treasurer, and as a Director of the Company since its inception. From 1968 to 1974, Mr. Lutsky was employed at United Bank of Denver in various management positions, including Guaranteed Check Manager, Corporate Programs Manager and Executive Lending Officer. From April 1974 through
April 1980, Mr. Lutsky was involved in the publishing and ski promotions business, serving as President of Mountain States Ski Association, a company he helped to start. From August 1983 through September 1985, Mr. Lutsky worked in the positions of General
Manager of the SumFun Program, Regional marketing Manager, and
Investor Relations Manager for Gold C Enterprises, Inc., a publicly-traded Colorado corporation that published discount coupon books. Since May of 1980, Mr. Lutsky has done business as Dolphin
& Associates, a private consulting firm and he has managed his personal investment portfolio.

      Mr. Lutsky has served on the board and been president of several public companies. From December 1986 through May, 1990, Mr.
Lutsky served as president of Eagle Venture Acquisitions, Inc.
("Eagle"). Eagle merged with Network Financial Services, Inc. ("Network") in May 1990. Mr. Lutsky continued on the board of Network which traded on the NASDAQ system until December, 1993.
Mr. Lutsky was a vice-president and served on the board of Starlight Acquisitions, Inc. ("Starlight") a blank check offering. Starlight merged with Toucan Gold Corporation ("Toucan"), TUGO-Bulletin
Board, on May 10, 1996. Mr. Lutsky now serves as an advisor to the current board of directors of Toucan. Until November, 1997, Mr.
Lutsky was an officer and served on the board of directors of Gatwick, Ltd., a Regulation A public company. In November, 1997, Gatwick,
Ltd., changed its name to AIM Smart Corporation and completed a share acquisition transaction with Smart AIM Corporation, a Michigan corporation. Mr. Lutsky also currently serves on the board of directors of Sunburst Acquisitions III, Inc., Sunburst Acquisitions V, Inc., Sunburst Acquisitions VI, Inc., Sunburst Acquisitions VII, Inc. and Sunburst Acquisitions VIII, Inc., all of which are blind pool or blank check companies he has formed in conjunction with Mr. Quinn.

      He earned a Bachelor of Science degree from Kent State
University in 1967.


      There are no family relationships between any of the directors or officers of the Company.

      The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

      The Company's board of directors has not held any formal meetings during the fiscal year which will end August 31, 1999.

Compliance With Section 16(a) of the Exchange Act.

      Michael R. Quinn and Jay Lutsky were each required to file an Initial Statement of Beneficial Ownership of Securities on Form 3 at the time of the registration of the Company's securities under Section 12(g) of the Exchange Act. Neither of them made a timely filing on Form 3, or a timely filing on Form 5 for the fiscal year ended August 31, 1998. They have each represented to the Company that they will complete all required filings under Section 16(a) on or before August 31, 1999.

                DESIGNEES AS COMPANY DIRECTORS
                    AND EXECUTIVE OFFICERS

      The following table sets forth the name, age and position of each of the persons expected to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the reorganization described herein:

Name                                   Age                Position

Theodore J. Georgelas                  51                 President
                                                          & Director

Biographical Information

      Mr. Georgelas will become the interim President and the sole
Director of the Company following completion of all steps in the reorganization of the Company and the resignations of the current officers and directors. Since January, 1996, he has been the President and Chief Executive Officer of Sector Communications, Inc. He has been the Manager/Member of G & S International L.C. (developers of commercial, retail, industrial and residential properties both domestically and internationally) for at least the last six years. He serves on the Executive Committee and Board of Directors of United Bankshares, Inc.
He is co-founder of a cellular telephone business in Delaware and a co-founder of DBE Software, Inc., a software company marketing a database utility programming tool.


       SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL
                     OWNERS AND MANAGEMENT

      As of August 2, 1999, the Company had a total of 1,999,000 shares of Common Stock issued and outstanding. However, the Company's board of directors has authorized a 20:1 forward split of all issued and outstanding shares, effective August 18, 1999, for shareholders of record as of August 16, 1999, following which the Company will have a total of 39,980,000 shares issued and outstanding.
The following table sets forth the number of shares of Common Stock owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding Common Stock of the Company and by current officers and directors as a group (after giving effect to the 20:1 forward split). The table also reflects the number of shares which are expected to be owned by such persons following their surrender for cancellation of a total of 31,680,000 shares (which is the final step of the Company's reorganization process).

                       Number of Shares                      Percent of
                     Owned Beneficially                     Class Owned
Name and                               After                      After
Address            Current             Reorg.      Current        Reorg.

Jay Lutsky <F1>
4807 S. Zang Way
Morrison, CO  80465
                16,160,000            300,247      40.42%      3.62%

Michael R. Quinn<F1>
2082 Cherry Street
Denver, CO  80207
                16,120,000            299,753      40.32%      3.61%

All current directors
and executive officers (2 persons)
                32,280,000            600,000      80.74%      7.23%

<F1> The person listed is an officer, a director, or both, of the Company.

        SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL
                     OWNERS AND MANAGEMENT

      The following table sets forth, as of the date of completion of the transactions contemplated by the Reorganization Agreement, the number of shares of Common Stock expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding Common Stock of the

Company and all
future officers and directors as a group.

                                Number of Shares          Percent
Name and Address                Owned Beneficially        of Class

Theodore Georgelas
7601 Lewinsville Road, Suite 250
McLean, Va 22102                      0                 0%

Millsec & Co
Miller, Johnson & Kuehn
5500 Wayzata Blvd, Suite 800
Minneapolis, MN 55416         2,000,000                 24.10%

Bristol Capital, LLC
11611 San Vicente Blvd, Suite 615
Los Angeles, CA 90049           675,000                  8.13%


All directors and
executive officers as
a group (1 in number)                 0                 0%


         EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

      At inception (August, 1997), the current directors and executive officers of the Company, Jay Lutsky and Michael R. Quinn each received the equivalent of a total of 16,500,000 shares of Common Stock (giving effect to the 20:1 forward split contemplated as part of the reorganization of the Company) for services rendered to the Company in investigating and developing the Company's business plan and for agreeing to be a director and officer. The shares issued to each of the directors and officers were valued on the books of the Company at the equivalent of approximately $0.00005 per share, resulting in total compensation to each of such officers and directors of $825. No officer, director or any other person has received any other remuneration or compensation from the Company.

                       LEGAL PROCEEDINGS

      The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                            *******


      THIS INFORMATION STATEMENT IS PROVIDED TO YOU
FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
PART IS SOUGHT OR REQUIRED.


                                August 4, 1999.